Exhibit (e)(1)

EXCERPTS FROM THE HARDINGE INC. 2010 DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A, RELATING TO THE 2010 ANNUAL MEETING OF SHAREHOLDERS AS FILED WITH THE SECURITIES EXCHANGE COMMISSION ON MARCH 26, 2010

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

(b)           To the knowledge of management, the number of shares of Hardinge’s Common Stock owned by the directors, by certain executive officers, and by all such directors and executive officers as a group, as of March 9, 2010, is as follows:

Name	Shares Owned and Nature of Beneficial Ownership(5)(6)		Percent of Class(7)

Directors
Daniel J. Burke	32,700	(8)	—
Douglas A. Greenlee	25,162		—
J. Philip Hunter	46,693		—
John J. Perrotti	18,607		—
Mitchell I. Quain	25,364		—
Kyle H. Seymour	25,423		—

Executive Officers
(*also serves as director)
Richard L. Simons*	93,930		—
Edward J. Gaio	28,133		—
James P. Langa	21,740		—
Douglas C. Tifft(9)	83,719		—
All directors and executive officers as a Group (ten persons)	401,471		3.46%

(5)          Includes shares of Common Stock, subject to forfeiture and restrictions on transfer, granted under Hardinge’s 2002 Incentive Stock Plan as well as options to purchase shares of Common Stock exercisable within 60 days issued under these plans.  Messrs. Burke, Greenlee, Hunter, Perrotti, Quain and Seymour have the right to purchase 4,500, 4,500, 4,500, 1,500, 1,500 and 1,500 shares, respectively, pursuant to such options.  Messrs. Simons and Gaio have the right to purchase 11,000 and 4,333 shares, respectively, pursuant to such options.  All directors and executive officers as a group hold options to purchase 33,333 such shares.

(6)          Includes shares of Common Stock held by Vanguard Fiduciary Trust Company as the trustee of Hardinge’s Retirement Plan for the benefit of the members of the group, who may instruct the trustee as to the voting of such shares.  If no instructions are received, the trustee votes the shares in the same proportion as it votes the shares for which instructions were received.  The power to dispose of shares of Common Stock is also restricted by the provisions of the Plan.  The trustee holds for the benefit of Messrs. Simons and Tifft, and all executive officers as a group, the equivalent of 804, 1,451, and 2,255 shares, respectively.

(7)          Unless otherwise indicated, does not exceed 1%.

(8)          Includes 150 shares held by Mr. Burke’s spouse, as to which Mr. Burke disclaims beneficial ownership.

(9)          Includes 5,554 shares of Common Stock that are held in escrow by a creditor of Mr. Tifft as security for a promissory note in the amount of $75,000.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Subsequent sections of this proxy statement provide specific information about compensation to the following executive officers of Hardinge (our named executive officers) for the year ended December 31, 2009 and prior years:

•                  Richard L. Simons, age 54—President and Chief Executive Officer.  Mr. Simons has served as an executive officer of Hardinge since March 2008.

•                  Edward J. Gaio, age 56—Vice President and Chief Financial Officer, whose appointment to these positions was effective March 3, 2008.

•                  James P. Langa, age 51—Vice President Global Engineering, Quality and Strategic Sourcing.  Mr. Langa has served as an officer of Hardinge since 2007.

•                  Douglas C. Tifft, age 55—Senior Vice President—Administration.  Mr. Tifft has served as an executive officer of Hardinge since 1988.

To supplement the information presented in the compensation tables and other data presented in this proxy statement, the following is an overview and analysis of our compensation programs and policies for our named executive officers.

Compensation Philosophy, Objectives and Methodology

The primary goals of our executive compensation programs are:

•                  motivation of our executive officers to cause the Company to achieve the best possible financial and operational results;

•                  attraction and retention of high quality executives who can provide effective leadership, consistency of purpose and enduring relations with relevant stakeholders; and

•                  alignment of long-term interests of our executive officers with those of our shareholders.

In making decisions about total compensation to each executive officer, we consider Company performance against internal plans, Company performance within the context of our peer group, and individual performance against specific job responsibilities.  Company performance is measured by revenues, earnings, return on investment and shareholder return.  We do not employ a specific formula for taking any of these factors into account except that a portion of the short term incentive bonus is based on pre-established financial performance objectives.  Rather, we make a subjective determination regarding total compensation packages for our executive officers after considering these factors in the aggregate.

We benchmark our executive compensation programs against published surveys and various other sources such as proxy disclosures, executive search firms and published industry data.  Our use of these sources for benchmarking purposes is incorporated into the subjective determination regarding the total compensation packages for our executive officers and principally serves to ensure that determinations made regarding these compensation packages are consistent with general compensation trends and compensation arrangements for executives at similarly situated companies.  We also compare our executive compensation programs to policies and practices of other companies including Ducommun Incorporated, Flow International Corporation, Hurco Companies Inc., MTS Systems Corporation, NN, Inc., Newport Corporation and Zygo Corporation.  We refer to these other companies as our “peer group” for executive compensation purposes.  The companies included in our peer group were selected based on comparability to Hardinge with respect to market capitalization, sales, manufactured products and international presence.

Finally, we evaluate the relativity of compensation among our executive officers with a view to ensure that differences properly reflect differences in title, job responsibilities, performance and seniority.

The Compensation Committee does not rely on an external compensation consultant for the purposes of determining or recommending the amount or form of senior executive or director compensation.  Hardinge obtains market data from Watson Wyatt Data Services.  Watson Wyatt’s data base is comprised of widely available information and is accessible to its clients generally.  The Committee relies upon this data for benchmarking purposes.  However, Watson Wyatt does not make recommendations to the Committee or the Company on the form, amount or design of executive compensation.

Compensation Program Components

The significant components of our compensation program for executive officers include base salary, short term incentive bonus, long term incentive stock awards, supplemental executive retirement benefits and other benefits.

Base Salary

Base salary is a fixed, cash component of compensation, which is reviewed and adjusted annually.  The goal of this component is to provide Company executives with a stable, market-competitive base of income that is commensurate with an executive’s skills, experience and contributions to the Company.

Short Term Incentive Bonus

Short term incentive bonus is an annual cash bonus under the Company’s Cash Incentive Plan that is fully at risk for the executives.  For 2009, the independent directors, following the recommendation of the Compensation Committee, modified the Cash Incentive Plan to pay bonuses in the form of Company stock based upon operational targets.

Long Term Incentive Stock Awards

Long term incentive stock awards, issued under the Company’s 2002 Incentive Stock Plan, have three elements:  restricted shares, performance shares and stock options.  Restricted shares and stock options are primarily intended to retain executives by providing a compelling incentive for the participating executives to remain with the Company.  Restricted shares and stock options also allow the Company to tie a portion of an executive’s total compensation directly to increase in shareholder value.

Performance shares are intended to motivate executives to set and achieve long range strategic plans that improve the structural performance of the business and increase its intrinsic value over a multi-year period.  Performance shares vest only if the executive remains with the Company through the performance period and achieves the performance criteria specified by the Committee at the time of grant.

Restricted shares vest over time periods that are generally longer than the vesting periods for performance shares.

In any given year, the Compensation Committee may elect to grant restricted shares, performance shares, stock options, a combination thereof, or the Committee may elect not to make any long-term incentive stock awards, depending on the Committee’s assessment of Company performance, business conditions, strategic goals and plans, executive retention risk, and aggregate holdings by executive participants in the plan.

Supplemental Executive Retirement Benefits

Supplemental executive retirement benefits have two purposes:  to offset statutory limits imposed on an executive as a participant in the Company’s defined benefit pension plan, and to provide an additional incentive for retention in cases of executives with long standing company service.  As of December 31, 2009, Mr. Simons was the only named executive officer participating in a supplemental executive retirement benefits plan.  Mr. Simons participates in a defined contribution supplemental executive retirement benefit plan.

Other Benefits

Miscellaneous other benefits include company car allowances, local club memberships, and compensation for relocation expenses.  The primary purposes of these benefits are to recruit qualified candidates to the generally rural locations of the Company’s facilities, enhance the attractiveness of these locations, and to provide convenient forums in which Company executives can meet and build good relations with customers and visitors.

Role of Executive Officers in Determining Compensation

The Compensation Committee, which consists exclusively of independent directors, evaluates compensation matters involving our executive officers.  The Compensation Committee determines all long term incentive stock awards without Board participation.  With respect to all other executive compensation, the Compensation Committee recommends action, as appropriate, to the independent directors.  The chief executive officer plays an active role in preparing information for the Committee’s review and in preparing recommendations for the Committee’s and the independent directors’ consideration.

For the chief executive officer and other executive officers, the Committee evaluates, establishes, and recommends to the independent directors the base salary and targets and awards under the Cash Incentive Plan.  The chief executive officer contributes to the establishment of both short term and other performance goals and objectives; however, the Committee independently assesses, and adjusts as appropriate, all performance goals and objectives before referring them to the independent directors for approval.

The chief executive officer is not present during the Compensation Committee’s deliberations of its recommendations to the independent directors with respect to the chief executive officer’s compensation.  Likewise, the independent directors’ determination of the chief executive officer’s compensation occurs outside the presence of the chief executive officer.

2009 Compensation of Executive Officers

On December 8, 2008, the Compensation Committee approved base salary increases for Messrs. Gaio, Langa and Tifft.  Effective January 1, 2009, Mr. Gaio’s base salary increased 7.3% from $205,000 to $220,000, Mr. Langa’s salary increased 3.0% from $200,000 to $206,000 and Mr. Tifft’s salary increased 3.1% from $178,500 to $184,000.  The Committee’s adjustment to Mr. Gaio’s base salary was intended to bring Mr. Gaio’s base salary within the Company’s target range for the position of Chief Financial Officer.

In February 2009, in response to deteriorating business conditions and consistent with the Company’s resultant cost reduction initiative, the base salaries of Messrs. Simons, Gaio, Langa and Tifft were reduced by 5%.  In May, 2009, the Board effected another 5% decrease to the base salaries of Messrs. Simons, Gaio, Langa and Tifft.

On February 20, 2009, the Compensation Committee, pursuant to the Company’s 2002 Incentive Stock Plan, awarded to each of Messrs. Gaio, Langa and Tifft 5,000 restricted shares.  These awards are long term incentive awards intended to retain the services of the executives during a time when their base salaries have been reduced.  These awards were not conditioned upon the achievement of performance-based targets.  These shares vest ratably over three years.  With certain exceptions, each executive officer’s share award is subject to complete forfeiture if prior to February 20, 2012, he voluntarily terminates employment with the Company or is terminated for cause.

On March 11, 2009, the Compensation Committee recommended to the independent members of the Board of Directors terms and conditions for 2009 bonuses (payable in 2010) under the Company’s Cash Incentive Plan.  The independent directors adopted the Compensation Committee’s recommendations.  Participants in the 2009 Cash Incentive Plan include Messrs. Simons, Gaio and Tifft.  Each participant was eligible to earn a bonus payable in shares of the Company’s common stock based on the Company’s performance against an established objective for the Company’s earnings before interest, depreciation and amortization for 2009 (“EBIDA”).  Target bonuses per Messrs. Simons, Gaio and Tifft were 43,000 shares, 23,500 shares and 17,175 shares, respectively.  Bonuses may be less than the target bonuses, proportionately, to the extent the Company’s actual EBIDA was less than the established EBIDA objective, provided, however, that no bonuses will be paid if the Company failed to meet minimum EBIDA objectives adopted by the independent directors.

In 2009 the Company failed to meet the minimum EBIDA objectives.  As a result, no awards will be paid to our executive officers under the 2009 Cash Incentive Plan.

In December 2008, the Company made awards of performance shares to Messrs. Simons, Gaio, Langa and Tifft in the total amounts of 15,000 shares, 8,000 shares, 5,000 shares and 8,000 shares, respectively.  The awards represent the total target award for each executive officer if the Company attains its EBITDA objectives in 2009, 2010 and 2011.  Each executive officer’s target performance share award is subject to adjustment based on the Company’s EBITDA in each such year.  The range of potential adjustments during the three year period is from complete forfeiture of the target performance share award to a final award not exceeding 120% of the target award.  Each executive officer’s performance share award is also subject to complete forfeiture if prior to December 31, 2011 he voluntarily terminates employment with the Company or is terminated for cause.  The EBITDA objectives for 2009 were not attained and therefore, no performance shares were contingently allocated to our executive officers.  Messrs. Simons, Gaio, Langa and Tifft will have an opportunity to earn performance shares under this arrangement based on the Company’s EBITDA in 2010 and 2011.

During 2009, the Company contributed $11,237 on behalf of Mr. Simons in connection with his active participation in a Company defined contribution supplemental executive retirement benefit plan.

2010 Compensation Matters

No salary increases and no cash incentive programs have been approved for 2010 due to the difficult outlook for the machine tool industry and its anticipated ongoing negative impact on the Company’s performance.

On January 6, 2010, the Company’s Compensation Committee approved restricted common stock awards pursuant to the Company’s 2002 Incentive Stock Plan to Messrs. Simons, Gaio, Langa and Tifft of 16,100 restricted shares, 8,800 restricted shares, 8,240 restricted shares and 7,400 restricted shares, respectively.  The awarded shares vest ratably over a three-year period and are intended to be a retention incentive.  The shares are forfeited if the recipient voluntarily leaves the Company during the three-year period.  These awards were not conditioned upon the achievement of performance-based targets.

Summary Compensation Table

Name and Principal Position(a)	Year(b)	Salary ($)(c)	Bonus ($)(d)		Stock Awards ($)(e)(1)		Option Awards ($)(f)(2)	Non-Equity Incentive Plan Compensation ($)(g)	Change in Pension Value ($)(h)		All Other Compensation ($)(i)		Total ($)(j)

Richard L. Simons,	2009	299,813	—		—		—	—	35,840	(3)	14,721	(4)	350,374
President and Chief	2008	251,392	50,000	(5)	565,800	(6)	79,200	—	22,887	(7)	41,309		1,010,588
Executive Officer	2009	202,950	—		16,900		—	—	—		40,303	(8)	260,153

Edward J. Gaio,	2008	202,500	—		30,720	(9)	31,200	—	—		86,398		350,818
Vice President and Chief Financial Officer	2009	190,035	—		16,900		—	31,288	—		17,762	(10)	255,985

James P. Langa,	2009	169,740	—		16,900		—	—	48,882	(11)	5,614		241,136
Vice President Global Engineering, Quality and Strategic Sourcing

Name and Principal Position(a)	Year(b)	Salary ($)(c)	Bonus ($)(d)	Stock Awards ($)(e)(1)		Option Awards ($)(f)(2)	Non-Equity Incentive Plan Compensation ($)(g)	Change in Pension Value ($)(h)		All Other Compensation ($)(i)	Total ($)(j)

Douglas C. Tifft,	2008	178,500	—	30,720	(12)	—	—	41,625	(11)	4,864	255,709
Senior Vice President— Administration/Assistant Secretary	2007	171,600	—	88,300		—	15,444	177		5,191	280,712

(1)          The amounts shown represent the aggregate grant date fair value of the restricted stock awarded to the executive officers computed in accordance with FASB ASC Topic 718.  See the notes to the Company’s financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2009 for a discussion of the assumptions used to value stock awards.

(2)          The option award amounts shown represent the aggregate grant date fair value of the options computed in accordance with FASB ASC Topic 718.  The fair value of the options on grant date was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 1.27%, dividend yield of 1.04%, a volatility factor of 64.14% and a weighted average expected life of 10 years.

(3)          Amount includes an increase of $24,603 attributable to the increase in the present value of the accumulated benefit under the Hardinge Inc. Pension Plan and $11,237 contributed by the Company on behalf of Mr. Simons with respect to the nonqualified defined contribution supplemental executive retirement plan in which Mr. Simons is a participant.

(4)          Amount includes automobile allowance, costs of a medical examination, club membership, and contributions under the Company’s deferred contribution plan.

(5)          Paid upon Mr. Simons’ commencement of employment in March 2008 as an inducement to rejoin the Company.

(6)          Amount consists of (i) an award of common stock as a long-term incentive award under the Company’s 2002 Incentive Stock Plan valued at $508,200 and (ii) an award of performance shares (the “Performance Share Award”) valued at $57,600, subject to adjustment based upon the Company’s performance against an EBITDA target in 2009, 2010 and 2011.  With respect to the Performance Share Award, the value of the award reflected in the table assumes achievement of the target EBITDA amount.  Assuming the achievement by the Company of the highest level of performance conditions with respect to the Performance Share Award, the value of the Performance Share Award as of the grant date is $69,120.

(7)          Amount includes an increase of $18,502 attributable to the increase in the present value of the accumulated benefit under the Hardinge Inc. Pension Plan and $4,385 contributed by the Company on behalf of Mr. Simons with respect to the nonqualified defined contribution supplemental executive retirement plan in which Mr. Simons is a participant.

(8)          Includes compensation for relocation expenses paid to Mr. Gaio in 2009 in the amount of $27,214.  The balance consists of automobile allowance, costs of a medical examination and contributions under the Company’s defined contribution plan.

(9)          Amount represents an award of performance shares, subject to adjustment based upon the Company’s performance against an EBITDA target in 2009, 2010 and 2011.  With respect to this award, the value of the award reflected in the table assumes achievement of the target EBITDA amount.  Assuming the achievement by the Company of the highest level of performance conditions with respect to this award, the value of the award as of the grant date is $36,864.

(10)    Amount includes automobile allowance, costs of a medical examination and contributions under the Company’s defined contribution plan.

(11)    Reflects increase in the present value of the accumulated benefit under the Hardinge Inc. Pension Plan.

(12)    Amount represents an award of performance shares, subject to adjustment based upon the Company’s performance against an EBITDA target in 2009, 2010 and 2011.  With respect to this award, the value of the award reflected in the table assumes achievement of the target EBITDA amount.  Assuming the achievement by the Company of the highest level of performance conditions with respect to this award, the value of the award as of the grant date is $36,864.

Grants of Plan-Based Awards (1)

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of	All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair Value of Stock
Name(a)	Grant Date(b)	Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	Threshold ($)(f)	Target ($)(g)	Maximum ($) (h)	Stock or Units (#)(i)	Options (#) (j)	Awards ($/sh)(k)	Accrued ($)(3)(l)

Richard L. Simons	—	—	—	—	—	—	—	—	—	—	—
Edward J. Gaio	2/20/2009	—	—	—	—	—	—	5,000	—	—	16,900
James P. Langa	2/20/2009	—	—	—	—	—	—	5,000	—	—	16,900
Douglas C. Tifft	2/20/2009	—	—	—	—	—	—	5,000	—	—	16,900

(1)          All equity-based awards were made under the Company’s 2002 Incentive Stock Plan.

(2)          Under the terms of the Company’s 2009 Cash Incentive Plan, Messrs. Simons, Gaio and Tifft were eligible to earn a bonus based on the Company’s performance against an established objective for the Company’s earnings before interest, depreciation and amortization (EBIDA) for 2009.  The bonuses were payable in shares of the Company’s common stock.  In 2009, the Company failed to the meet the minimum EBIDA objectives and, as a result, no awards will be paid to Messrs. Simons, Gaio or Tifft under the 2009 Cash Incentive Plan.

(3)          Amount reflects the grant date fair value of stock awards computed in accordance with FASB ASC Topic 718.  See the notes to the Company’s financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2009 for a discussion of the assumptions used to value stock awards.

The Company’s Cash Incentive Plan for 2009 provided an opportunity for Messrs. Simons, Gaio and Tifft to earn shares of common stock based on the Company’s performance against EBIDA targets for 2009.  The minimum targets were not obtained and no awards will be made under the 2009 Cash Incentive Plan.

In December 2008, the Company made awards of performance shares to Messrs. Simons, Gaio, Langa and Tifft in the total amounts of 15,000 shares, 8,000 shares, 5,000 shares and 8,000 shares, respectively.  The awards represent the total target awards for each executive officer if the Company attains its EBITDA objectives in 2009, 2010 and 2011.  Each executive officer’s target performance share award is subject to adjustment based on the Company’s EBITDA in each such year.  The range of potential adjustments during the three year period is from complete forfeiture of the target performance share award to a final award not exceeding 120% of the target award.  Each executive officer’s performance share award is also subject to complete forfeiture if prior to December 31, 2011 he voluntarily terminates employment with the Company or is terminated for cause.  The EBITDA objectives for 2009 were not attained and therefore, no performance shares were contingently allocated to our executive officers.  Messrs. Simons, Gaio and Tifft will have an opportunity to earn performance shares under this arrangement based on the Company’s EBITDA in 2010 and 2011.

On February 20, 2009, the Compensation Committee, pursuant to the Company’s 2002 Incentive Stock Plan, awarded to each of Messrs. Gaio, Langa and Tifft 5,000 restricted shares.  These awards are long term incentive awards intended to retain the services of the executives during a time when their base salaries have been reduced.  These awards were not conditioned upon the achievement of performance-based targets.  These shares vest ratably over three years.  With certain exceptions, each executive officer’s share award is subject to complete forfeiture if prior to February 20, 2012, he voluntarily terminates employment with the Company or is terminated for cause.

Outstanding Equity Awards At Fiscal Year-End

	Option Awards					Stock Awards
Name(a)	Number of Securities Underlying Unexercised Options Exercisable (#)(b)	Number of Securities Underlying Unexercised Options Unexercisable (#)(c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(d)	Option Exercise Price ($)(e)	Option Expiration Date(f)	Number of Shares or Units of Stock That Have Not Vested (#)(g)		Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)

Richard L. Simons	11,000	22,000	—	3.84	12/07/2018	57,000	(1)	313,500	—	—
Edward J. Gaio	4,333	8,667	—	3.84	12/07/2018	15,000	(2)	82,500	—	—
James P. Langa	—	—	—	—	—	13,500	(3)	74,250	—	—
Douglas C. Tifft	—	—	—	—	—	26,500	(4)	145,750	—	—

(1)          Reflects awards of common stock to Mr. Simons that vest as follows: 20,500 restricted shares on March 2, 2011, 15,000 performance shares on December 31, 2011 and 21,500 restricted shares on March 2, 2012.  The 15,000 performance shares are subject to adjustment based on the Company’s performance against an EBITDA target in 2009, 2010 and 2011.  See Narrative accompanying Grants of Plan-Based Awards table on page 23.

(2)          Reflects awards of common stock to Mr. Gaio that vest as follows: 8,000 performance shares on December 31, 2011, 5,000 restricted shares on February 20, 2012, and 2,000 restricted shares on February 20, 2013.  The 8,000 performance shares are subject to adjustment based on the Company’s performance against an EBITDA target in 2009, 2010 and 2011.  See Narrative accompanying Grants of Plan-Based Awards table on page 23.

(3)          Reflects awards of common stock to Mr. Langa that vest as follows: 5,000 performance shares on December 31, 2011, 5,000 restricted shares on February 20, 2012 and 3,500 restricted shares on November 5, 2013.  The 5,000 performance shares are subject to adjustment based on the Company’s performance against an EBITDA target in 2009, 2010 and 2011.  See Narrative accompanying Grants of Plan-Based Awards table on page 23.

(4)          Reflects awards of common stock to Mr. Tifft that vest as follows: 5,000 restricted shares on January 21, 2011, 3,500 restricted shares on March 7, 2011, 8,000 performance shares on December 31, 2011, 5,000 restricted shares on February 20, 2012 and 5,000 restricted shares on February 20, 2013.  The 8,000 performance shares are subject to adjustment based on the Company’s performance against an EBITDA target in 2009, 2010 and 2011.  See Narrative accompanying Grants of Plan-Based Awards table on page 23.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name(a)	Number of Shares Acquired on Exercise (#)(b)	Value Realized on Exercise ($)(c)	Number of Shares Acquired on Vesting (#)(d)	Value Realized on Vesting ($)(e)
Richard L. Simons	—	—	—	—
Edward J. Gaio	—	—	—	—
James P. Langa	—	—	—	—
Douglas C. Tifft	—	—	4,000	17,360

Pension Benefits

Name(a)	Pension Plan(b)	Number of Years Credited Service (#)(c)	Present Value of Accumulated Benefit ($)(d)	Payments During Last Fiscal Year ($)(e)
Richard L. Simons	Hardinge Inc. Pension Plan	22.0833	$223,924	—
Edward J. Gaio	—	—	—	—
James P. Langa	—	—	—	—
Douglas C. Tifft	Hardinge Inc. Pension Plan	31.0833	$331,349	—

The Pension Benefits table provides information regarding the number of years of credited service, the present value of accumulated benefits, and payments made during the last fiscal year with respect to the Pension Plan of Hardinge, Inc. (the “Pension Plan”).

The Pension Plan is a broad based, tax-qualified defined benefit pension plan, which provides a benefit upon retirement to eligible employees of the Company.  All United States employees except employees hired or rehired after February 29, 2004 are eligible to participate.  Messrs. Simons and Tifft are participants in the Pension Plan.  Messrs. Gaio and Langa are not.  Benefits are based upon years of service with the Company, basic rate of pay on December 1, 1993 and compensation paid after November 30, 1993.  The service amounts shown in the table above represent actual years of credited service with the Company.  Among the named executive officers, only Mr. Tifft has received a grant of additional years of credited service under the Pension Plan for 2009.  Mr. Tifft has been granted 0.4583 years of credited service under the Pension Plan for 2009, as grants of additional benefits under the Pension Plan were suspended on June 15, 2009.  Mr. Simons is a participant with vested service through the date of termination of his prior employment with the Company in July 2005.  Since his return to the Company in March 2008, Mr. Simons has not accrued, and will not accrue, additional years of credited service under the Pension Plan

The Pension Plan offers several forms of benefit payments, including a life annuity option, 50%, 75% and 100% joint and survivor options, and 10-year and 5-year certain and life annuity options.  Each option available under the Pension Plan is actuarially equivalent except that the 50%, 75% and 100% joint and survivor options are subsidized if the contingent beneficiary is the participant’s spouse.

The pension benefit is a monthly payment equal to one-twelfth (1/12th) of the sum of two products: The first product is 1¼% multiplied times the participant’s basic rate of pay on December 1, 1993 multiplied times his number of years of credited service (plus any fraction of a year) through November 30, 1993.  The second product is 1½% multiplied times the participant’s compensation paid after November 30, 1993.  Basic rate of pay on December 1, 1993 excludes bonuses.  Compensation paid after November 30, 1993 includes salary but excludes bonuses other than retention bonuses.

The pension benefit described above is payable in the form of a life annuity beginning on the participant’s normal retirement date which is the first day of the month on or after his 65th birthday.  The amount of monthly payment will be adjusted if the benefit is paid in a form other than a life annuity or if payments begin before the normal retirement date.  Several forms of early retirement pension benefits are available under the Pension Plan.

Participants are fully vested in their Pension Plan benefit after completing five years of service.  A preretirement survivor annuity equal to the 50% survivor annuity payable under the 50% joint and survivor option will be payable to a surviving spouse if the participant dies before the commencement of benefit payments but after completing at least five years of service.

As of December 31, 2009, Mr. Simons is the only active executive officer participating in a supplemental executive retirement plan (SERP).  Mr. Simons is currently participating in a defined contribution SERP.  In 2009, $11,237 was contributed to the defined contribution SERP for the benefit of Mr. Simons.

Potential Payments Upon Termination or Change in Control

The Company has entered into written employment contracts with Messrs. Simons, Gaio and Tifft.  The initial term of each employment agreement is two years, with automatic, successive one-year extensions unless either party provides the other with 60 days’ prior notice of termination.  In the case of a change of control (as such term is defined in the employment agreements), the term of each executive’s employment agreement will be automatically extended for a period of two years following the date of the change of control.  If, prior to a change of control, an executive is terminated without cause or resigns for good reason, he will be entitled to payments equal to his base salary for the greater of six months or the remainder of the current term and to health insurance benefits during such period.  If an executive is terminated without cause or resigns for good reason within six months after a change of control, or resigns for any reason more than six months following a change of control, he will be entitled (i) to receive payments equal to one and one-half times the sum of his base salary in effect immediately prior to his termination or resignation (or as in effect immediately prior to the change of control, if higher) and his average annual bonus for the three years preceding the change of control, and (ii) to participate, at the Company’s expense, in the Company’s welfare benefit plans for a period of three years following his resignation or termination.  Such cash payments are subject to reduction to the extent necessary to prevent any amounts or benefits due from being deemed “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code.  In addition, under certain circumstances of termination, as more fully described in the tables below, some long term incentive awards become fully vested.

The Company has also entered into an agreement with Mr. Langa which provides that if Mr. Langa’s employment is terminated by the Company as a result of a change of control, Mr. Langa will be entitled to payments equal to his base salary for six months.

The following tables summarize the value of the termination payments and benefits that our named executive officers would receive if they had terminated employment on December 31, 2009 under the circumstances shown.  The tables exclude (i) amounts accrued through December 31, 2009 that would be paid in the normal course of continued employment, such as accrued but unpaid salary; (ii) benefits under the Pension Plan and SERP, which benefits are described under the caption “Pension Benefits”, none of which are enhanced or accelerated by any termination event; and (iii) termination arrangements generally available to all of the Company’s salaried employees.

Richard L. Simons

	Resignation Without Good Reason Prior to a Change of Control ($)	Death ($)	Disability ($)	Retirement ($)	Termination Without Cause or Resignation for Good Reason Prior to Change of Control ($)		Termination For Cause ($)	Termination Without Cause or Resignation for Good Reason Within Six Months After Change of Control ($)		Resignation for any Reason More Than Six Months After a Change of Control ($)

Cash Severance	—	—	—	—	146,656	(1)	—	477,470	(2)	477,470	(2)
Acceleration of Unvested Restricted Stock (3)	—	231,000	231,000	—	67,144	(4)	—	231,000		231,000
Acceleration of Unvested Stock Options (5)	—	—	—	—	—		—	36,520		36,250
Health Coverage (6)	—	—	—	—	5,604		—	33,621		33,621

(1)          Amount equal to six months base salary is paid in a lump sum.  The remainder, if applicable, is paid in installments commencing on the first payroll date after the expiration of six months.

(2)          Amount equal to six months base salary and the portion of the payment based on bonus is paid in a lump sum.  The remainder is paid in installments commencing on the first payroll date after the expiration of six months.

(3)          Reflects 42,000 unvested restricted shares and a closing market price of $5.50 for the Company’s common stock on December 31, 2009.  Under the terms of the applicable award agreements, restricted shares immediately vest on death, termination due to disability or, following a change of control or termination without cause.  The Company’s Compensation Committee has discretion to accelerate the vesting of restricted shares under other circumstances of termination of employment.

(4)          To clarify with respect to the amount disclosed in the table, under the terms of the applicable award agreements, unless the Company’s Compensation Committee exercises its discretion to allow vesting of an award of restricted stock, all of the restricted shares granted pursuant to an award will be forfeited in the event of a resignation for good reason prior to completion of three years from the date of such award grant.

(5)          Reflects options to purchase 22,000 shares of the Company’s common stock at an exercise price of $3.84 per share and a closing market price of $5.50 for the Company’s common stock on December 31, 2009.  Such options are unvested at December 31, 2009 but would vest immediately upon a change of control.

(6)          Under Mr. Simons’ employment agreement, he is entitled to six months of health insurance coverage upon termination without cause or resignation for good reason, or thirty-six months of health insurance coverage if a termination without cause or resignation occurs after a change of control.

Edward J. Gaio

	Resignation Without Good Reason Prior to a Change of Control ($)	Death ($)	Disability ($)	Retirement ($)	Termination Without Cause or Resignation for Good Reason Prior to Change of Control ($)		Termination For Cause ($)	Termination Without Cause or Resignation for Good Reason Within Six Months After Change of Control ($)		Resignation for any Reason More Than Six Months After a Change of Control ($)

Cash Severance	—	—	—	—	99,275	(1)	—	304,425	(2)	304,425	(2)
Acceleration of Unvested Restricted Stock (3)	—	38,500	38,500	—	2,200	(4)	—	38,500		38,500
Acceleration of Unvested Stock Options (5)	—	—	—	—	—		—	14,387		14,387
Health Coverage (6)	—	—	—	—	5,604		—	33,621		33,621

(1)          Amount equal to six months base salary is paid in a lump sum.  The remainder, if applicable, is paid in installments commencing on the first payroll date after the expiration of six months.

(2)          Amount equal to six months base salary and the portion of the payment based on bonus is paid in a lump sum.  The remainder is paid in installments commencing on the first payroll date after the expiration of six months.

(3)          Reflects 7,000 unvested restricted shares and a closing market price of $5.50 for the Company’s common stock on December 31, 2009.  Under the terms of the applicable award agreements, restricted shares immediately vest on death, termination due to disability or, following a change of control, termination without cause or resignation.  The Company’s Compensation Committee has discretion to accelerate the vesting of restricted shares under other circumstances of termination of employment.

(4)          To clarify with respect to the amount disclosed in the table, under the terms of the applicable award agreements, unless the Company’s Compensation Committee exercises its discretion to allow vesting of an award of restricted stock, all of the restricted shares granted pursuant to an award will be forfeited in the event of a resignation for good reason prior to the completion of three years from the date of such award grant.

(5)          Reflects options to purchase 8,667 shares of the Company’s common stock at an exercise price of $3.84 per share and a closing market price of $5.50 for the Company’s common stock on December 31, 2009. Such options are unvested at December 31, 2009 but would vest immediately upon a change of control.

(6)          Under Mr. Gaio’s employment agreement, he is entitled to six months of health insurance coverage upon termination without cause or resignation for good reason, or thirty-six months of health insurance coverage if a termination without cause or resignation occurs after a change of control.

James P. Langa(1)

	Resignation Without Good Reason Prior to a Change of Control ($)	Death ($)	Disability ($)	Retirement ($)	Termination Without Cause or Resignation for Good Reason Prior to Change of Control ($)		Termination For Cause ($)	Termination Without Cause or Resignation for Good Reason Within Six Months After Change of Control ($)	Resignation for any Reason More Than Six Months After a Change of Control ($)
Acceleration of Unvested Restricted Stock(2)	—	46,750	46,750	—	3,850	(3)	—	46,750	46,750

(1)          If Mr. Langa’s employment is terminated by the Company as a result of a change of control, Mr. Langa will be entitled to cash severance payments equal to $92,958, which is an amount equal to his base salary for six months.  This cash severance amount is to be paid to Mr. Langa within sixty days of the termination of Mr. Langa’s employment with the Company.

(2)          Reflects 8,500 unvested restricted shares and a closing market price of $5.50 for the Company’s common stock on December 31, 2009.  Under the terms of the applicable award agreements, restricted shares immediately vest on death, termination due to disability or, following a change of control, termination without cause or resignation.  Upon termination without cause prior to a change of control, a portion of the restricted shares vest.  The Company’s Compensation Committee has discretion to accelerate the vesting of restricted shares under other circumstances of termination of employment.

(3)          To clarify with respect to the amount disclosed in the table, under the terms of the applicable award agreements, unless the Company’s Compensation Committee exercises its discretion to allow the vesting of an award of restricted stock, all of the restricted shares granted pursuant to an award will be forfeited in the event of a resignation for good reason prior to the completion of three years from the date of such award grant.

Douglas C. Tifft

	Resignation Without Good Reason Prior to a Change of Control ($)	Death ($)	Disability ($)	Retirement ($)	Termination Without Cause or Resignation for Good Reason Prior to Change of Control ($)		Termination For Cause ($)	Termination Without Cause or Resignation for Good Reason Within Six Months After Change of Control ($)		Resignation for any Reason More Than Six Months After a Change of Control ($)
Cash Severance	—	—	—	—	83,030	(1)	—	256,812	(2)	256,812	(2)
Acceleration of Unvested Restricted Stock(3)	—	101,750	101,750	—	29,332	(4)	—	101,750		101,750
Life Insurance(5)	—	283,019	94,294	94,294	—		—	—		—
Health Coverage(6)	—	—	—	—	5,604		—	33,621		33,621

(1)          Amount equal to six months base salary is paid in a lump sum.  The remainder, if applicable, is paid in installments commencing on the first payroll date after the expiration of six months.

(2)          Amount equal to six months base salary and the portion of the payment based on bonus is paid in a lump sum.  The remainder is paid in installments commencing on the first payroll date after the expiration of six months.

(3)          Reflects 18,500 unvested restricted shares and a closing market price of $5.50 for the Company’s common stock on December 31, 2009.  Under the terms of the applicable award agreements, restricted shares immediately vest on death, termination due to disability or, following a change of control, termination without cause or resignation.  Upon termination without cause prior to a change of control, a portion of the restricted shares vest.  The Company’s Compensation Committee has discretion to accelerate the vesting of restricted shares under other circumstances of termination of employment.

(4)          To clarify with respect to the amount disclosed in the table, under the terms of the applicable award agreements, unless the Company’s Compensation Committee exercises its discretion to allow vesting of an award of restricted stock, all of the restricted shares granted pursuant to an award will be forfeited in the event of a resignation for good reason prior to three years from the date of such award grant.

(5)          The Company is the owner and beneficiary of two life insurance policies insuring the life of Mr. Tifft. Pursuant to an agreement between Mr. Tifft and the Company, upon Mr. Tifft’s death, all proceeds are payable to Mr. Tifft’s beneficiaries. Upon Mr. Tifft’s retirement or disability, he is entitled to the policies or the cash value of the policies.

(6)          Under Mr. Tifft’s employment agreement, he is entitled to six months of health insurance coverage upon termination without cause or resignation for good reason, or thirty-six months of health insurance coverage if a termination without cause or resignation occurs after a change of control.

Director Compensation

The Company’s compensation arrangements for directors who are not also full-time employees of the Company are as follows:

Director Compensation Arrangements

Director Fees

$35,000 per year, $24,500 of which is paid in shares of the Company’s Common Stock and $10,500 of which is paid in shares or cash, at the director’s election. Entire fee is paid at the beginning of the year.

Committee Chair Fees

$8,000 per year for the Chairman of the Audit Committee; $4,000 per year for the Chairman of other committees. Entire fee is paid at the beginning of the year. In January 2010, all such fees for Committee Chairmen were reduced by 10%.

Meeting Fees	$1,500 for each board meeting attended prior to May 2009; $1,000 for each committee meeting attended prior to May 2009. In May 2009, all such meetings fees were reduced by 10%.

In addition, Mr. Seymour, who is not an officer of Hardinge, was paid $84,000 in 2009 for his service as Chairman of the Company’s Board of Directors.

The following table presents the compensation provided by Hardinge to non-employee directors for the fiscal year ended December 31, 2009:

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)(1)	Total ($)
Daniel J. Burke	31,400		29,750	61,150
Douglas A. Greenlee	37,550		24,500	62,050
J. Philip Hunter	18,152	(2)	34,998	53,150
John J. Perrotti	39,650		24,500	64,150
Mitchell I. Quain	21,252		34,998	56,250
Kyle H. Seymour	111,452		29,998	141,450

(1)          Represents the aggregate grant date fair value of stock awards determined in accordance with FASB ASC Topic 718.  See the notes to the Company’s financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2009 for a discussion of the assumptions used to value stock awards.  The number of shares awarded to each director in 2009 is as follows:  Mr. Burke, 6,855; Mr. Greenlee, 5,645; Mr. Hunter, 8,064; Mr. Perrotti, 5,645; Mr. Quain, 8,064; and Mr. Seymour, 6,912.

(2)          Does not include $20,700 paid to Mr. Hunter for his service as Corporate Secretary.

Non-employee directors receive no other form of compensation such as stock option awards, incentive pay, or retirement benefits.  They are reimbursed for expenses (including costs of travel, food and lodging) incurred in attending Board, committee and shareholder meetings and also reimbursed for reasonable expenses associated with other Hardinge business activities.  Hardinge also pays premiums on directors’ and officers’ liability insurance policies covering directors.